

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 21, 2017

Via E-Mail
Mr. Peter Beaven
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
171 Collins Street
Melbourne, Victoria 3000
Australia

>   **Re: BHP Billiton Limited and BHP Billiton PLC**
>   **Form 20-F for the Fiscal Year Ended June 30, 2016**
>   **Filed September 21, 2016**
>   **File Nos. 001-09526 and 001-31714**

Dear Mr. Beaven:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining